Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated January 18, 2010, with respect to the statement of revenues and direct operating expenses of the interests of Linn Energy Holdings, LLC, Linn Operating, Inc., Mid-Continent I, LLC, Mid-Continent II, LLC, and Linn Exploration Midcontinent, LLC in certain oil and gas properties acquired by Laredo Petroleum, Inc. and subsidiaries for the period from January 1, 2008 to August 14, 2008, contained in the Prospectus (File No. 333-176439), filed on December 15, 2011, which is incorporated by reference in this Registration Statement on Form S-8. We consent to the incorporation by reference of the aforementioned report in this Registration Statement on Form S-8, and to the use of our name as it appears under the caption “Experts” in such Prospectus.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
December 30, 2011